DREYFUS U.S. TREASURY INTERMEDIATE TERM FUND
Statement of Investments
March 31, 2005 (Unaudited)

	Prinicipal Amount ($)		Value ($)
Bonds and Notes-62.5%			
U.S. Government Agencies -8.3%			
Federal Home Loan Banks,			
Bonds, Ser. 455, 3%, 4/15/2009	17,345,000		**16,516,447**
U.S. Government Agencies/Mortgage-Backed-3.4%			
Small Business Administration,			
Ser. 2005-P10A, Cl. 1, 4.638%, 2/10/2015	7,000,000		**6,882,649**
U.S. Treasury Bond -14.3%			
5.25, 11/15/2028	355,000		373,456
6%, 2/15/2026	7,150,000		8,181,388
7.125% 2/15/2023	1,600,000		2,027,248
7.625%, 2/15/2025	1,400,000		1,886,654
8%, 11/15/2021	1,400,000		1,901,592
10.75%, 8/15/2005	12,400,000	a	12,764,188
12.75%, 11/15/2010	1,325,000		1,401,386
			28,535,912
U.S. Treasury Inflation Protected Securities -2.0%			
3%, 7/15/2012	3,526,329	b	**3,883,901**
U.S.Treasury Notes -34.5%			
1.5%, 3/31/2006	2,867,000		2,813,582
1.625%, 10/31/2005	27,040,000		26,808,538
1.625%, 2/28/2006	6,021,000		5,926,928
2.5%, 5/31/2006	4,355,000		4,304,307
3.375%, 9/15/2009	16,000,000		15,511,888
3.5%, 8/15/2009	2,000,000		1,951,940
3.5%, 11/15/2009	1,975,000		1,922,070
4.25%, 8/15/2013	6,040,000		5,958,134
5%, 2/15/2011	3,700,000		3,844,078
			69,041,465
Total Bonds and Notes			
(cost $127,966,274)			**124,860,374**

	Face Amount Covered by Contracts ($)	Value ($)
Options-0%		
Call Options - 0%		
U.S. Treasury Notes, 4%, 2/15/2015		
May 2005 @ 96.9375	2,000,000	**14,000**
Put Options - 0%		
U.S. Treasury Notes, 4%,2/15/2015		
June 2005 @ 95.328125	2,200,000	**20,240**
Total Options		
(cost $51,469)		**34,240**

	Shares		Value ($)
Other Investments-.3%			
Registered Investment Company;			
Dryefus Institutional Preferred Plus Money Market Fund			
(cost $685,000)	685,000	c	**685,000**

	Prinicipal Amount	Value ($)
Short Term Investment- 36.4%		
U.S. Treasury Bills:		
1.99%, 4/7/2005	37,285,000	37,269,340
2.33%, 5/26/2005	35,700,000	35,557,914
Total Short Term Investments		
(cost $72,825,022)		**72,827,254**

Total Investment (cost $201,527,765)	**99.2%**	**198,406,868**
Cash and Receivables (Net)	**0.8%**	**1,596,693**
Net Assets	**100.0%**	**200,003,561**

a Partially held by a broker as collateral for open futures position.
b Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.
c Investments in affiliated money market mutual funds.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus U.S. Treasury Intermediate Term Fund
Statement of Futures
March 31, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/(Depreciation) at 3/31/2005 ($)
Financial Futures Long				
U.S. Treasury 10 Year Notes	340	37,150,313	June 2005	(446,250)
Financial Futures Short				
U.S. Treasury 2 Year Notes	313	64,756,766	June 2005	278,766
				(167,484)

Dreyfus U.S. Treasury Intermediate Term Fund
Statement of Options Written
March 31, 2005 (Unaudited)

Issuer	Face Amount Covered by Contracts ($)	Value($)
Call Options;		
US Treasury Notes, 4%, 2/15/2015		
May 2005 @ 98.484375	4,000,000	12,040
Put Options:		
US Treasury Notes, 4%, 2/15/2015		
June, 2005 @ 93.53125	4,400,000	15,004
(Premium Received $51,469)		**27,044**